Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Second Quarter and First Half of Fiscal 2022

Added 19,066 New Subscribers in 2Q22

Revenues Up 9.8% YoY to RMB313.7 Million ($48.7 Million)

Gross Profit Up 11.0% YoY to RMB267.5 Million ($41.5 Million)

Operating Income Up 15.3% YoY to RMB160.5 Million ($24.9 Million)

Non-GAAP Operating Income Up 14.1% YoY to RMB172.8 Million ($26.8 Million)

Conference Call to be Held on November 26, 2021, at 8:00 a.m. ET

HONG KONG, China, November 24, 2021 -- Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the second quarter and first half of fiscal 2022 ended September 30, 2021.

Second Quarter of Fiscal 2022 Highlights

•	Revenues increased by 9.8% year-over-year (“YoY”) to RMB313.7 million ($48.7 million).

•	New subscribers and accumulated subscriber base were 19,066 and 938,092[1], respectively.

•	Gross profit increased by 11.0% YoY to RMB267.5 million ($41.5 million). Gross margin increased to 85.3% from 84.3% in the prior year period.

•	Operating income increased by 15.3% YoY to RMB160.5 million ($24.9 million). Operating margin increased to 51.2% from 48.7% in the prior year period.
•	Operating income before depreciation and amortization (“non-GAAP operating income[2]”) increased by 14.1% YoY to RMB172.8 million ($26.8 million).

•	Net income attributable to the Company’s shareholders decreased by 4.3% YoY to RMB125.7 million ($19.5 million), mainly due to the decrease in fair value of equity securities (“mark-to-market loss”) and the absence of dividend income.

•	Net cash provided by operating activities was RMB157.0 million ($24.4 million).

First Half of Fiscal 2022 Highlights

•	Revenues increased by 11.0% YoY to RMB628.8 million ($97.6 million).

•	New subscribers and accumulated subscriber base were 38,739 and 938,092[1], respectively.

•	Gross profit increased by 11.8% YoY to RMB534.8 million ($83.0 million).

•	Operating income increased by 16.3% YoY to RMB317.0 million ($49.2 million).
•	Non-GAAP operating income[2] increased by 14.8% YoY to RMB341.3 million ($53.0 million).

•	Net income attributable to the Company’s shareholders decreased by 0.7% to RMB262.2 million ($40.7 million), mainly due to mark-to-market loss of equity securities.

•	Net cash provided by operating activities was RMB329.8 million ($51.2 million).

“Despite the uncertainty of industry-related regulation, long-standing challenges of China’s population structure, and lingering effects from the COVID-19 pandemic, we managed to recruit 19,066 new subscribers in the second quarter of fiscal 2022, in line with management’s expectations,” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC. “As we continue to monitor relevant regulations and carry on with our organic growth efforts, we have directed ample resources to analyze business development opportunities in-depth to foster the long-term growth of the Company.”

Summary – Second Quarter and First Half Ended September 30, 2020 and 2021

	Three Months Ended September 30,			Six Months Ended September 30,
	2020	2021		2020	2021
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	285,607	313,670	48,681	566,520	628,844	97,595
Gross Profit	240,909	267,461	41,509	478,359	534,794	82,999
Operating Income[3]	139,161	160,452	24,902	272,670	317,008	49,199
Change in Fair Value of Equity Securities	5,699	(12,616)	(1,958)	24,104	(7,015)	(1,089)
Dividend Income	1,281	-	-	1,281	1,120	174
Net Income Attributable to the Company’s Shareholders	131,434	125,736	19,515	263,943	262,157	40,686
Earnings per Ordinary Share (RMB/US$)
– Basic	1.08	1.03	0.16	2.17	2.15	0.33
– Diluted	1.08	1.03	0.16	2.17	2.15	0.33

Revenues Breakdown (%)
Processing Fees and Other Services	57.5%	57.5%		57.5%	58.0%
Storage Fees	42.5%	42.5%		42.5%	42.0%

New Subscribers (persons)	17,643	19,066		34,876	38,739
Total Accumulated Subscribers (persons)	867,180	938,092 [1]		867,180	938,092 [1]

Summary – Selected Cash Flow Statement Items

	Three Months Ended September 30,			Six Months Ended September 30,
	2020	2021		2020	2021
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	174,814	156,976	24,364	274,643	329,799	51,186
Net cash used in investing activities	(3,876)	(3,687)	(572)	(11,320)	(6,233)	(967)
Net cash used in financing activities	(6,074)	-	-	(6,074)	(7,729)	(1,200)

Second Quarter of Fiscal 2022 Financial Results

REVENUES. Revenues increased by 9.8% YoY to RMB313.7 million ($48.7 million) in the second quarter of fiscal 2022, as a result of the increase in processing fees from new subscribers and growth in storage fee revenues.

The Company recruited 19,066 new subscribers during the reporting quarter, an increase of 8.1% YoY, partially due to the lower subscriber base in the prior year period. Revenues generated from processing fees and other services increased by 9.7% YoY to RMB180.3 million ($28.0 million), representing 57.5% of total revenues, same as in the prior year period.

The accumulated subscriber base as of September 30, 2021 expanded to 938,0921. Revenues generated from storage fees in the reporting quarter increased by 10.0% YoY to RMB133.4 million ($20.7 million).

GROSS PROFIT. Gross profit for the second quarter increased by 11.0% YoY to RMB267.5 million ($41.5 million) and gross margin increased to 85.3% from 84.3% in the prior year period as efficiency gain outpaced rising labor cost.

OPERATING INCOME. Topline improvement and postponing various sales and marketing activities lifted operating income. Operating income for the second quarter increased by 15.3% YoY to RMB160.5 million ($24.9 million). Operating margin improved to 51.2% from 48.7% in the prior year period. Depreciation and amortization expenses were RMB12.4 million ($1.9 million), compared to RMB12.3 million in the prior year period. Non-GAAP operating income2 increased by 14.1% YoY to RMB172.8 million ($26.8 million).

Research and Development Expenses. Research and development expenses increased to RMB5.6 million ($0.9 million) from RMB5.0 million in the prior year period.

Sales and Marketing Expenses. Sales and marketing expenses increased by 5.2% YoY to RMB56.9 million ($8.8 million), as staff related expenses grew while the Company continued to hold back some marketing and promotional activities. Sales and marketing expenses as a percentage of revenues decreased to 18.1% from 19.0% in the prior year period and 18.8% in the prior quarter.

General and Administrative Expenses. General and administrative expenses amounted to RMB44.5 million ($6.9 million) compared to RMB42.7 million in the prior year period. The increase was led by higher staff costs. General and administrative expenses as a percentage of revenues decreased to 14.2% from 14.9% in the prior year period.

OTHER INCOME AND EXPENSES. In the reporting period, the Company recognized a mark-to-market loss of RMB12.6 million ($2.0 million), compared to a mark-to-market gain of RMB5.7 million in the prior year period. The changes were attributable to the Company’s investments in equity securities. In addition, no dividend was recorded in the reporting quarter, whereas RMB1.3 million dividend was recorded in the prior year period.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As the increase in operating income offset by the mark-to-market loss of equity securities, income before income tax for the reporting quarter slightly increased by 0.1% YoY to RMB156.4 million ($24.3 million). Income tax expense was RMB28.3 million ($4.4 million). Net income attributable to the Company’s shareholders decreased by 4.3% YoY to RMB125.7 million ($19.5 million). Net margin for the second quarter was 40.1%.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the second quarter of fiscal 2022 was RMB1.03 ($0.16).

First Half of Fiscal 2022 Financial Results

Total revenues for the first half of fiscal year 2022 increased by 11.0% YoY to RMB628.8 million ($97.6 million) as the number of new subscribers continued to improve from the COVID-induced low base in the prior year period and the enlarged accumulated subscriber base. Revenues from processing fees and other services increased by 12.0% YoY to RMB364.9 million ($56.6 million) and revenues from storage fees increased by 9.7% YoY to RMB263.9 million ($41.0 million). Gross profit increased by 11.8% YoY to RMB534.8 million ($83.0 million). Operating income increased by 16.3% YoY to RMB317.0 million ($49.2 million). Non-GAAP operating income2 increased by 14.8% YoY to RMB341.3 million ($53.0 million). Net income attributable to the Company’s shareholders decreased by 0.7% to RMB262.2 million ($40.7 million). Basic and diluted earnings per ordinary share was RMB2.15 ($0.33). Net cash provided by operating activities improved by 20.1% YoY to RMB329.8 million ($51.2 million), partially due to a lower base in the prior year period.

Corporate Developments

•	On March 2, 2021, the Board of Directors of the Company (the “Board”) received a non-binding proposal letter (the “Alternate Ocean Offer”) from Alternate Ocean Investment Company Limited (“Alternate Ocean”), pursuant to which Alternate Ocean, acting on behalf of certain funds and/or entities (the “Acquirer”) that it manages and/or advises, proposed to acquire all of the outstanding ordinary shares of the Company for $5.00 per ordinary share in cash, subject to certain conditions.

•	On March 15, 2021, the Board announced it had formed a special committee of independent directors who are not affiliated with Alternate Ocean (the “Special Committee”) to evaluate the Alternate Ocean Offer. The Special Committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Mr. Jack Chow and Mr. Jacky Cheng, each of whom currently serves as an independent director on the Board with Mr. Chen serving as the chair of the Special Committee.

•	The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into definitive agreement, and/or the Acquirer and the Company each obtaining the relevant regulatory and shareholders’ approval. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Friday, November 26, 2021, to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 14958969#.

1 During the three months and six months ended September 30, 2021, 19,066 and 38,739 new subscribers were recruited. During the three months and six months ended September 30, 2021, the Company determined that the recoverability of 1,169 and 2,084 private cord blood units was remote and therefore, the Company terminated their subscription services according to the subscription contracts. Out of these prior private cord blood units, 969 and 1,684 prior private cord blood units were being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 938,092 as of September 30, 2021.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months ended September 30, 2020 and 2021 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB12.3 million and RMB12.4 million ($1.9 million), respectively. The reported operating income for the six months ended September 30, 2020 and 2021 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB24.6 million and RMB24.3 million ($3.8 million), respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months and six months ended September 30, 2021 include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the ongoing impact of COVID-19, including the partial lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC (including but not limited to cord blood license related regulations, Biosecurity laws, antitrust laws) and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments in the U.S. affecting listed issuers whose independent registered public accounting firms are based in China and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions, the non-binding proposal letter from Alternate Ocean and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ending September 30, 2021 were made at the noon buying rate of RMB6.4434 to $1.00 on September 30, 2021 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2021

	March 31,	September 30,
	2021	2021
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	6,075,798	6,390,632	991,812
Accounts receivable, less allowance for credit losses (March 31, 2021: RMB137,961; September 30, 2021: RMB150,060 (US$23,289))	130,298	144,667	22,452
Inventories	44,257	33,821	5,250
Prepaid expenses and other receivables	47,788	79,343	12,313
Total current assets	6,298,141	6,648,463	1,031,827
Property, plant and equipment, net	498,656	484,434	75,183
Operating lease right-of-use assets	5,039	3,969	616
Non-current deposits	344,752	343,529	53,315
Non-current accounts receivable, less allowance for credit losses (March 31, 2021: RMB67,095; September 30, 2021: RMB62,544 (US$9,707))	217,208	241,377	37,461
Inventories	91,446	93,261	14,474
Intangible assets, net	88,202	85,892	13,330
Investment in equity securities at fair value	117,911	108,974	16,912
Other equity investment	189,129	189,129	29,352
Deferred tax assets	55,845	59,230	9,192
Total assets	7,906,329	8,258,258	1,281,662

LIABILITIES
Current liabilities
Accounts payable	9,479	13,442	2,086
Accrued expenses and other payables	136,448	153,872	23,880
Operating lease liabilities	1,636	1,675	260
Deferred revenue	449,359	451,022	69,998
Income tax payable	29,547	30,767	4,775
Total current liabilities	626,469	650,778	100,999
Non-current deferred revenue	2,392,906	2,441,499	378,915
Non-current operating lease liabilities	147	50	8
Other non-current liabilities	482,224	495,826	76,951
Deferred tax liabilities	16,132	16,701	2,592
Total liabilities	3,517,878	3,604,854	559,465

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and September 30, 2021, respectively	83	83	13
Additional paid-in capital	2,101,582	2,101,582	326,161
Treasury stock, at cost (March 31 and September 30, 2021: 136,899 shares, respectively)	(2,815)	(2,815)	(437)
Accumulated other comprehensive losses	(103,179)	(105,354)	(16,351)
Retained earnings	2,386,187	2,648,344	411,016
Total equity attributable to Global Cord Blood Corporation	4,381,858	4,641,840	720,402
Non-controlling interests	6,593	11,564	1,795
Total equity	4,388,451	4,653,404	722,197
Total liabilities and equity	7,906,329	8,258,258	1,281,662

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months Ended September 30, 2020 and 2021

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	285,607	313,670	48,681	566,520	628,844	97,595
Cost of revenues	(44,698)	(46,209)	(7,172)	(88,161)	(94,050)	(14,596)
Gross profit	240,909	267,461	41,509	478,359	534,794	82,999
Operating expenses
Research and development	(4,953)	(5,573)	(865)	(9,298)	(10,671)	(1,656)
Sales and marketing	(54,124)	(56,924)	(8,834)	(109,184)	(116,327)	(18,054)
General and administrative	(42,671)	(44,512)	(6,908)	(87,207)	(90,788)	(14,090)
Total operating expenses	(101,748)	(107,009)	(16,607)	(205,689)	(217,786)	(33,800)
Operating income	139,161	160,452	24,902	272,670	317,008	49,199
Other income/(expenses), net
Interest income	8,810	7,989	1,240	15,577	16,179	2,511
Foreign currency exchange gains/(losses)	66	(15)	(2)	108	131	20
Change in fair value of equity securities	5,699	(12,616)	(1,958)	24,104	(7,015)	(1,089)
Dividend income	1,281	-	-	1,281	1,120	174
Others	1,195	583	90	2,918	1,222	190
Total other income/(expenses), net	17,051	(4,059)	(630)	43,988	11,637	1,806
Income before income tax	156,212	156,393	24,272	316,658	328,645	51,005
Income tax expense	(22,890)	(28,251)	(4,384)	(48,911)	(61,517)	(9,547)
Net income	133,322	128,142	19,888	267,747	267,128	41,458
Net income attributable to non-controlling interests	(1,888)	(2,406)	(373)	(3,804)	(4,971)	(772)
Net income attributable to Global Cord Blood Corporation’s Shareholders	131,434	125,736	19,515	263,943	262,157	40,686

Earnings per share:
Attributable to ordinary shares
- Basic	1.08	1.03	0.16	2.17	2.15	0.33
- Diluted	1.08	1.03	0.16	2.17	2.15	0.33
Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(4,202)	(229)	(36)	(4,641)	(2,175)	(338)
Comprehensive income	129,120	127,913	19,852	263,106	264,953	41,120

Comprehensive income attributable to non-controlling interests	(1,888)	(2,406)	(373)	(3,804)	(4,971)	(772)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	127,232	125,507	19,479	259,302	259,982	40,348

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Six Months Ended September 30, 2020 and 2021

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	139,161	160,452	24,902	272,670	317,008	49,199
Depreciation and amortization expenses[4]	12,266	12,370	1,920	24,622	24,265	3,765
Non-GAAP operating income	151,427	172,822	26,822	297,292	341,273	52,964

4 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.